Canada Goose Holdings Inc.
Condensed Consolidated Interim Financial Statements
As at and for the three and nine months ended
December 31, 2018 and 2017
(Unaudited)

Condensed Consolidated Interim Statements of Income and Comprehensive Income
(unaudited)
For the three and nine months ended December 31
(in millions of Canadian dollars, except per share amounts)

		Three months ended December 31		Nine months ended December 31
	Notes	2018	2017	2018	2017
		$	$	$	$

Revenue	4	399.3	265.9	674.3	466.4
Cost of sales	7	142.0	96.8	259.9	197.0
Gross profit		257.3	169.1	414.4	269.4
Selling, general and administrative expenses		112.1	76.8	217.1	139.2
Depreciation and amortization	8, 9	5.3	2.4	12.3	6.9
Operating income		139.9	89.9	185.0	123.3
Net interest and other finance costs	13	3.9	3.4	11.1	10.1
Income before income taxes		136.0	86.5	173.9	113.2
Income tax expense		32.6	23.5	39.3	25.2
Net income		103.4	63.0	134.6	88.0

Other comprehensive income
Items that will not be reclassified to earnings, net of tax:
Actuarial gain (loss) on post-employment obligation		—	—	(0.1)	0.1
Items that may be reclassified to earnings, net of tax:
Cumulative translation adjustment		3.6	0.7	1.6	1.0
Net gain (loss) on derivatives designated as cash flow hedges		0.6	(0.6)	(0.9)	0.4
Reclassification of net (gain) loss on cash flow hedges to income		(1.2)	(0.6)	1.6	(0.7)
Net gain (loss) on derivatives designated as a net investment hedge		(1.1)	(1.2)	1.5	(1.2)
Other comprehensive income (loss)		1.9	(1.7)	3.7	(0.4)
Comprehensive income		105.3	61.3	138.3	87.6

Earnings per share	5
Basic		$0.94	$0.59	$1.23	$0.82
Diluted		$0.93	$0.56	$1.20	$0.79
The accompanying notes to the condensed consolidated interim financial statements are an integral part of these financial statements.

Canada Goose Holdings Inc.	Page 1 of 33

Condensed Consolidated Interim Statements of Financial Position
(unaudited)
As at December 31, 2018 and 2017 and March 31, 2018
(in millions of Canadian dollars)

		December 31	December 31	March 31
	Notes	2018	2017	2018
Assets		$	$	$
Current assets
Cash	20	102.3	62.1	95.3
Trade receivables	6	97.5	78.4	11.9
Inventories	7	217.8	124.8	165.4
Income taxes receivable		—	—	5.1
Other current assets	18	28.4	17.5	23.3
Total current assets		446.0	282.8	301.0

Deferred income taxes		8.8	6.8	3.0
Property, plant and equipment	8	82.2	57.1	60.2
Intangible assets	9	150.9	135.2	136.8
Other long-term assets	18	9.1	0.5	2.1
Goodwill	10	53.1	45.3	45.3
Total assets		750.1	527.7	548.4

Liabilities
Current liabilities
Accounts payable and accrued liabilities	11, 18	137.5	96.1	109.6
Provisions	12	15.2	15.8	6.3
Income taxes payable		20.3	15.7	17.7
Total current liabilities		173.0	127.6	133.6

Provisions	12	13.7	11.3	10.8
Deferred income taxes		15.1	13.9	13.3
Revolving facility	13	—	—	—
Term loan	13	147.1	132.6	137.1
Other long-term liabilities	18	12.6	6.6	10.0
Total liabilities		361.5	292.0	304.8

Shareholders' equity	14	388.6	235.7	243.6
Total liabilities and shareholders' equity		750.1	527.7	548.4
The accompanying notes to the condensed consolidated interim financial statements are an integral part of these financial statements.

Canada Goose Holdings Inc.	Page 2 of 33

Condensed Consolidated Interim Statements of Changes in Shareholders' Equity
(unaudited)
For the nine months ended December 31, 2018 and 2017
(in millions of Canadian dollars)

		Common Shares			Contributed Surplus	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Total
	Notes	Multiple voting shares	Subordinate voting shares	Total
		$	$	$	$	$	$	$

Balance as at March 31, 2018		1.9	104.2	106.1	4.5	136.1	(3.1)	243.6
Issuance of subordinate voting shares in business combination	3	—	1.5	1.5	—	—	—	1.5
Convert multiple voting shares to subordinate voting shares	14	(0.5)	0.5	—	—	—	—	—
Exercise of stock options	14	—	3.8	3.8	(1.3)	—	—	2.5
Net income		—	—	—	—	134.6	—	134.6
Other comprehensive income		—	—	—	—	—	3.7	3.7
Recognition of share-based compensation	15	—	—	—	2.7	—	—	2.7
Balance as at December 31, 2018		1.4	110.0	111.4	5.9	270.7	0.6	388.6

Balance as at March 31, 2017		2.2	101.1	103.3	4.0	40.1	(1.3)	146.1
Convert multiple voting shares to subordinate voting shares	14	(0.3)	0.3	—	—	—	—	—
Exercise of stock options	14	—	1.6	1.6	(1.0)	—	—	0.6
Net income		—	—	—	—	88.0	—	88.0
Other comprehensive income		—	—	—	—	—	(0.4)	(0.4)
Recognition of share-based compensation	15	—	—	—	1.4	—	—	1.4
Balance as at December 31, 2017		1.9	103.0	104.9	4.4	128.1	(1.7)	235.7
The accompanying notes to the condensed consolidated interim financial statements are an integral part of these financial statements.

Canada Goose Holdings Inc.	Page 3 of 33

Condensed Consolidated Interim Statements of Cash Flows
(unaudited)
For the three and nine months ended December 31
(in millions of Canadian dollars)

		Three months ended December 31		Nine months ended December 31
	Notes	2018	2017	2018	2017
		$	$	$	$
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income		103.4	63.0	134.6	88.0
Items not affecting cash:
Depreciation and amortization	8, 9	6.4	3.3	15.3	9.3
Income tax expense		32.6	23.5	39.3	25.2
Interest expense		3.7	3.3	10.8	9.9
Unrealized foreign exchange (gain) loss		3.4	1.1	2.9	(8.6)
Share-based compensation	15	1.1	0.7	2.7	1.4
		150.6	94.9	205.6	125.2
Changes in non-cash operating items	20	104.5	88.3	(86.9)	(24.4)
Income taxes (paid) received		(5.3)	0.5	(35.9)	(4.9)
Interest paid		(3.2)	(2.5)	(8.4)	(7.7)
Net cash from operating activities		246.6	181.2	74.4	88.2

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of property, plant and equipment	8	(12.3)	(10.7)	(21.4)	(19.9)
Investment in intangible assets	9	(5.6)	(3.1)	(13.6)	(6.6)
Business combination	3	(33.4)	(0.1)	(33.4)	(0.6)
Net cash used in investing activities		(51.3)	(13.9)	(68.4)	(27.1)

CASH FLOWS FROM FINANCING ACTIVITIES:
Net repayment on revolving facility	13	(124.9)	(118.9)	—	(8.9)
Deferred financing fees		—	—	—	(0.4)
Exercise of stock options	15	0.3	0.4	2.5	0.6
Net cash from (used in) financing activities		(124.6)	(118.5)	2.5	(8.7)
Effects of foreign currency exchange rate changes on cash		(0.6)	—	(1.5)	—
Increase in cash		70.1	48.8	7.0	52.4

Cash, beginning of period		32.2	13.3	95.3	9.7
Cash, end of period		102.3	62.1	102.3	62.1
The accompanying notes to the condensed consolidated interim financial statements are an integral part of these financial statements.

Canada Goose Holdings Inc.	Page 4 of 33

Notes to the Condensed Consolidated Interim Financial Statements
(unaudited)
As at and for the three and nine months ended December 31, 2018 and 2017
(in millions of Canadian dollars, except share and per share amounts)

Note 1.     The Company
Organization
Canada Goose Holdings Inc. and its subsidiaries (the “Company”) design, manufacture, and sell premium outdoor apparel for men, women, youth, children, and babies. The Company’s apparel collections include various styles of parkas, jackets, shells, vests, knitwear, footwear, and accessories for the fall, winter, and spring seasons. The Company’s head office is located at 250 Bowie Avenue, Toronto, Canada M6E 4Y2. The use of the terms “Canada Goose”, “we”, “us” and “our” throughout these notes to the condensed consolidated interim financial statements ("Interim Financial Statements") refer to the Company.
Canada Goose is a public company listed on the Toronto Stock Exchange and the New York Stock Exchange under the trading symbol “GOOS”. The principal shareholders of the Company are investment funds advised by Bain Capital LP and its affiliates (“Bain Capital”), and DTR LLC (“DTR”), an entity indirectly controlled by the President and Chief Executive Officer of the Company. The principal shareholders hold multiple voting shares representing 46.4% of the total shares outstanding as at December 31, 2018, or 89.7% of the combined voting power of the outstanding voting shares. Subordinate voting shares that trade on public markets represent 53.6% of the total shares outstanding as at December 31, 2018, or 10.3% of the combined voting power of the outstanding voting shares.
The fiscal year-end of the Company is March 31.
The accompanying Interim Financial Statements include the accounts and results of the Company and its wholly owned subsidiaries.
Operating Segments
The Company classifies its business in two operating and reportable segments: Wholesale and Direct-to-Consumer. The Wholesale business comprises sales made to a mix of functional and fashionable retailers, including major luxury department stores, outdoor specialty stores, individual shops, and to international distributors.
The Direct-to-Consumer business comprises sales through country-specific e-commerce platforms and its Company-owned retail stores.
Financial information for the two reportable operating segments is included in note 4.
Seasonality
We experience seasonal fluctuations in our revenue and operating results and historically have realized a significant portion of our wholesale revenue and operating income for the year during our second and third fiscal quarters and Direct-to-Consumer revenue and operating income in our third and fourth fiscal quarters. Thus, lower-than-expected net revenue in these periods could have an adverse impact on our annual operating results.
Working capital requirements typically increase during the first and second quarters of the fiscal year as inventory builds to support peak shipping and selling periods and, accordingly, typically decrease during the third and fourth quarters of the fiscal year as inventory is sold and trade receivables are converted to cash. After retail stores are opened, operating costs in our Direct-to-Consumer channel are consistent over the year while revenue and related cash collections fluctuate. Borrowings on our revolving facility have historically increased over the first and second quarters and are repaid in the third quarter of the fiscal year. Cash flows from operating activities

Canada Goose Holdings Inc.	Page 5 of 33

Notes to the Condensed Consolidated Interim Financial Statements
(unaudited)
As at and for the three and nine months ended December 31, 2018 and 2017
(in millions of Canadian dollars, except share and per share amounts)

are typically highest in the third and fourth quarters of the fiscal year due to reduced working capital requirements during that period and increased cash inflows from the peak selling season.
Note 2.    Significant accounting policies
Statement of compliance
The Interim Financial Statements are prepared in accordance with International Accounting Standard (“IAS”) 34, Interim Financial Reporting, as issued by the International Accounting Standards Board (“IASB”). Certain information, which is considered material to the understanding of the Company's Interim Financial Statements and is normally included in the annual financial statements prepared in accordance with International Financial Reporting Standards ("IFRS"), is provided in these notes. These Interim Financial Statements do not include all of the information required for annual financial statements and should be read in conjunction with the Company’s annual consolidated financial statements for the year ended March 31, 2018. These Interim Financial Statements and the accompanying notes have been prepared using the accounting policies described in note 2 to the annual consolidated financial statements, except as noted below.
The Interim Financial Statements were authorized for issuance in accordance with a resolution of the Company’s Board of Directors on February 13, 2019.
Basis of presentation
The significant accounting policies and critical accounting estimates and judgments as disclosed in the Company’s March 31, 2018 annual consolidated financial statements have been applied consistently in the preparation of these Interim Financial Statements, except for the adoption of new standards effective April 1, 2018, as noted below. The Interim Financial Statements are presented in Canadian dollars, the Company’s functional and presentation currency.
Principles of consolidation
The Interim Financial Statements include the Company and its wholly owned subsidiaries. All intercompany accounts and transactions have been eliminated.
Standards issued and adopted
Certain new standards became effective at the beginning of the current fiscal year. The impact from the adoption of these new standards is described below.
Revenue
Effective for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2018, the IASB issued IFRS 15, Revenue from Contracts with Customers (“IFRS 15”) which replaces the guidance on revenue recognition requirements that previously existed under IFRS. The new standard provides a comprehensive framework for the recognition, measurement and disclosure of revenue from contracts with customers, excluding contracts within the scope of the accounting standards on leases, insurance contracts and financial instruments. IFRS 15 also contains enhanced disclosure requirements.
The Company adopted the standard effective April 1, 2018 using the modified retrospective approach, which resulted in no adjustment to opening retained earnings. Comparative information has not been restated and continues to be reported under previous accounting standards. After completing the analysis of its customer contracts, the Company has determined that the implementation of IFRS 15 did not result in any adjustments to the opening balance of retained earnings or to the presentation of the Interim Financial Statements.

Canada Goose Holdings Inc.	Page 6 of 33

Notes to the Condensed Consolidated Interim Financial Statements
(unaudited)
As at and for the three and nine months ended December 31, 2018 and 2017
(in millions of Canadian dollars, except share and per share amounts)

As a result of adopting IFRS 15, the Company updated its accounting policies for the recognition of revenue as set out below:
Revenue recognition
Revenue comprises the consideration to which the Company expects to be entitled in exchange for the sale of goods in the ordinary course of the Company’s activities. Revenue is presented net of sales tax, estimated returns, sales allowances, and discounts. The Company recognizes revenue when the Company has agreed terms with its customers, the contractual rights and payment terms have been identified, the contract has commercial substance, it is probable that consideration will be collected by the Company, and when specific criteria for transfer of control to the customer have been met for each of the Company’s activities, as described below.

i)	Wholesale
Wholesale revenue comprises sales of the Company's products to third-party resellers (which includes international distributors and retailers). Wholesale revenue from the sale of goods is recognized, net of an estimated provision for sales returns, discounts and allowances, when the control of the goods has been transferred to the reseller, which depends on the precise terms of the agreement with each reseller.
The Company, at its discretion, may cancel all or a portion of any firm wholesale sales order. The Company is therefore obligated to return any prepayments or deposits made by resellers for which the product is not provided. All advance payments are therefore included in accrued liabilities in the statement of financial position.

ii)	Direct-to-Consumer
Direct-to-Consumer revenue consists of sales through the Company’s e-commerce operations and Company-owned retail stores. Sales through e-commerce operations are recognized upon estimated delivery of the goods to the customer, net of an estimated provision for sales returns, when control of the goods has transferred from the Company to the customer. Sales through our Company-owned retail stores are recognized upon delivery to the customer at the point of sale, net of an estimated provision for sales returns.
It is the Company’s policy to sell merchandise through the Direct-to-Consumer channel with a limited right to return, typically within 30 days. Accumulated experience is used to estimate and provide for such returns.
The Company’s warranty obligation is to provide an exchange or repair for manufacturing defective products under the standard warranty terms and conditions. The warranty obligation is recognized as a provision when goods are sold.
Financial instruments
Effective for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2018, the IASB issued IFRS 9, Financial Instruments (“IFRS 9”) which replaces IAS 39, Financial Instruments: Recognition and Measurement and all previous versions of IFRS 9. IFRS 9 introduces new requirements for classification and measurement, impairment, and hedge accounting and new impairment requirements that are based on a forward-looking expected credit loss model. IFRS 9 also amends other standards dealing with financial instruments such as IFRS 7, Financial Instruments: Disclosures.
The Company adopted the standard effective April 1, 2018, resulting in no significant adjustment to retained earnings and no material effect on the Interim Financial Statements.

Canada Goose Holdings Inc.	Page 7 of 33

Notes to the Condensed Consolidated Interim Financial Statements
(unaudited)
As at and for the three and nine months ended December 31, 2018 and 2017
(in millions of Canadian dollars, except share and per share amounts)

The Company assessed which business models apply to the financial assets and liabilities held and has classified its financial instruments into the appropriate IFRS 9 categories. Adoption of the new classification requirements under IFRS 9 did not result in significant changes in the measurement of financial assets and financial liabilities.
The following table summarizes the original classification under IAS 39 and the new classification under IFRS 9 for the Company’s financial assets and financial liabilities.

Asset/Liability	Original classification under IAS 39	New classification under IFRS 9
Cash	Loans and other receivables	Amortized cost
Trade receivables	Loans and other receivables	Amortized cost
Accounts payable and accrued liabilities	Other liabilities	Amortized cost
Revolving facility	Other liabilities	Amortized cost
Term loan	Other liabilities	Amortized cost
Derivative, not in a hedging relationship	Fair value through profit or loss	Fair value through profit or loss
Reclassification of financial assets is required if the objective of the business model in which they are held changes after initial recognition and if the change is significant to the entity’s operations. No reclassification of financial liabilities is permitted.
Upon transition the Company’s derivatives designated as hedges continue to meet the hedging criteria, therefore the fair values flow through other comprehensive income under both IAS 39 and IFRS 9.
Application of the expected credit loss model for trade accounts receivable did not result in any significant changes in the Company’s impairment allowance, with expected credit losses to be measured over the life of the asset, typically the annual wholesale sales cycle.
Share-based payment
Effective for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2018, the IASB issued an amendment to IFRS 2, Share-based Payment, clarifying the accounting for certain types of share-based payment transactions. The Company adopted the standard effective April 1, 2018, with no material effect on the Interim Financial Statements.
Standards issued but not yet effective
Certain new standards, amendments, and interpretations to existing IFRS standards have been published but are not yet effective and have not been adopted early by the Company. Management anticipates that pronouncements will be adopted in the Company’s accounting policy for the first period beginning after the effective date of the pronouncement. Information on new standards, amendments, and interpretations is provided below.
In January 2016, the IASB issued IFRS 16, Leases (“IFRS 16”), replacing IAS 17, Leases and related interpretations. The standard provides a new framework for lessee accounting that requires substantially all assets obtained through operating leases to be capitalized and a related liability to be recorded. The new standard seeks to provide a more complete picture of a company’s leased assets and related liabilities and create greater comparability between companies who lease assets

Canada Goose Holdings Inc.	Page 8 of 33

Notes to the Condensed Consolidated Interim Financial Statements
(unaudited)
As at and for the three and nine months ended December 31, 2018 and 2017
(in millions of Canadian dollars, except share and per share amounts)

and those who purchase assets. IFRS 16 becomes effective for annual periods beginning on or after January 1, 2019 and is to be applied retrospectively.
The Company will adopt the standard on April 1, 2019 using the modified retrospective approach with the cumulative effects of initial application recorded in opening retained earnings and no restatement of prior period financial information.
Working with external advisors, we continue to assess the impact of the adoption of this standard on our financial statements, related disclosures and processes. We are implementing a lease administration system to facilitate the identification, tracking and reporting of leases based on the requirements of the standard and continue to refine and validate the inputs and key assumptions used. Based on our preliminary assessment, we expect the adoption of the standard will have a material impact on the consolidated financial statements. The adoption of IFRS 16 will result in a material increase in total assets, long term debt and deferred income taxes. The nature and timing of expenses will change as IFRS 16 replaces straight-line operating lease expense with a depreciation charge for right-of-use assets and interest expense on lease liabilities.
Note 3.    Business combination
On November 1, 2018, a newly incorporated subsidiary of the Company, Baffin Limited, acquired the business of Baffin Inc., a Canadian designer and manufacturer of performance outdoor and industrial footwear for total purchase consideration of $35.1.
Management determined that the assets and processes comprised a business and therefore accounted for the transaction as a business combination using the acquisition method of accounting. The aggregate purchase consideration for the acquired assets, net of the assumed liabilities is as follows:

$
Cash	33.6
Issuance of 16,946 subordinate voting shares	1.5
Total purchase consideration	35.1
In connection with the business combination, an amount of $3.0 is payable on November 1, 2020 to the controlling shareholder of Baffin Inc., and will be charged to expense as compensation over two years.
The Company incurred acquisition-related costs of $1.3 as at December 31, 2018 which are recorded in selling, general and administrative expenses.

Canada Goose Holdings Inc.	Page 9 of 33

Notes to the Condensed Consolidated Interim Financial Statements
(unaudited)
As at and for the three and nine months ended December 31, 2018 and 2017
(in millions of Canadian dollars, except share and per share amounts)

Assets acquired and liabilities assumed have been recorded at their fair values at the date of acquisition are as follows:

$
Trade receivables	12.2
Inventories	15.9
Other current assets	0.3
Property, plant and equipment	2.5
Intangible assets
Brand	2.5
Technology	2.2
Goodwill	7.8
Accounts payable and accrued liabilities	(8.3)
Total assets acquired, net of liabilities assumed	35.1
The fair values of working capital balances, other than inventories, have been measured at their book values at the date of acquisition, which approximate their fair values. The fair value of inventories has been measured at net realizable value, less costs to sell.
The fair value of property, plant and equipment was based on management’s assessment of the acquired assets’ condition, as well as an evaluation of the current market value for such assets. In addition, the Company also considered the length of time over which the economic benefit of these assets is expected to be realized and estimated the useful life of such assets as of the acquisition date.
Identifiable intangible assets acquired consist of brand and technology. The fair value of the brand was $2.5, measured using the relief-from-royalty approach. The fair value of technology was $2.2, measured using the replacement cost method. Under this method, the technology is valued based upon the costs the Company would incur to develop a similar asset. The Company considered the length of time over which the economic benefits of these assets is expected to be realized and estimated the useful life of such assets accordingly as at the acquisition date. Specifically, the brand is considered to have an indefinite life; accordingly, it will be assessed for impairment annually or earlier if there are indicators of impairment. Technology is considered to have a useful life of 5 years and will be amortized on a straight-line basis. The excess of the purchase consideration over the fair value of the identifiable assets acquired has been accounted for as goodwill. Goodwill is mainly attributable to the expected future growth potential of the footwear business and is deductible for tax purposes. The purchase price allocation is preliminary.
The results of operations have been consolidated with those of the Company from the date of acquisition including the results from the wholesale business in the wholesale revenue segment and e-commerce business in the Direct-to-Consumer revenue segment. Pro forma disclosures as if Baffin was acquired at the beginning of the fiscal year have not been presented as they are not considered material to these financial statements.
The controlling shareholder of Baffin Inc. is employed as a member of key management subsequent to the acquisition. Transactions with Baffin Inc. and other affiliates of the controlling shareholder in connection with the acquisition and subsequently (including lease of premises and other operating costs) are related party transactions (note 17).

Canada Goose Holdings Inc.	Page 10 of 33

Notes to the Condensed Consolidated Interim Financial Statements
(unaudited)
As at and for the three and nine months ended December 31, 2018 and 2017
(in millions of Canadian dollars, except share and per share amounts)

Note 4.    Segment information
The Company has two reportable operating segments: Wholesale and Direct-to-Consumer. The Company measures each reportable operating segment’s performance based on revenue and segment operating income, which is the profit metric utilized by the Company's chief operating decision maker, who is the President and Chief Executive Officer, for assessing the performance of operating segments. Neither reportable operating segment is reliant on any single external customer. Selling, general and administrative expenses not directly associated with the Wholesale or Direct-to-Consumer segments (unallocated) relate to the cost of marketing expenditures to build brand awareness across all segments, corporate costs in support of manufacturing operations, other corporate costs and foreign exchange gains and losses not specifically associated with segment operations.

	For the three months ended December 31, 2018
	Wholesale	Direct-to-Consumer	Unallocated	Total
	$	$	$	$
Revenue	164.0	235.3	—	399.3
Cost of sales	85.7	56.3	—	142.0
Gross profit	78.3	179.0	—	257.3
Selling, general and administrative expenses	13.2	37.6	61.3	112.1
Depreciation and amortization	—	—	5.3	5.3
Operating income	65.1	141.4	(66.6)	139.9
Net interest and other finance costs				3.9
Income before income taxes				136.0

	For the nine months ended December 31, 2018
	Wholesale	Direct-to-Consumer	Unallocated	Total
	$	$	$	$
Revenue	365.4	308.9	—	674.3
Cost of sales	185.6	74.3	—	259.9
Gross profit	179.8	234.6	—	414.4
Selling, general and administrative expenses	31.7	64.0	121.4	217.1
Depreciation and amortization	—	—	12.3	12.3
Operating income	148.1	170.6	(133.7)	185.0
Net interest and other finance costs				11.1
Income before income taxes				173.9

Canada Goose Holdings Inc.	Page 11 of 33

Notes to the Condensed Consolidated Interim Financial Statements
(unaudited)
As at and for the three and nine months ended December 31, 2018 and 2017
(in millions of Canadian dollars, except share and per share amounts)

	For the three months ended December 31, 2017
	Wholesale	Direct-to-Consumer	Unallocated	Total
	$	$	$	$
Revenue	134.2	131.7	—	265.9
Cost of sales	65.8	31.0	—	96.8
Gross profit	68.4	100.7	—	169.1
Selling, general and administrative expenses	11.2	21.6	44.0	76.8
Depreciation and amortization	—	—	2.4	2.4
Operating income	57.2	79.1	(46.4)	89.9
Net interest and other finance costs				3.4
Income before income taxes				86.5

	For the nine months ended December 31, 2017
	Wholesale	Direct-to-Consumer	Unallocated	Total
	$	$	$	$
Revenue	306.2	160.2	—	466.4
Cost of sales	158.6	38.4	—	197.0
Gross profit	147.6	121.8	—	269.4
Selling, general and administrative expenses	29.2	36.4	73.6	139.2
Depreciation and amortization	—	—	6.9	6.9
Operating income	118.4	85.4	(80.5)	123.3
Net interest and other finance costs				10.1
Income before income taxes				113.2
The Company does not report total assets or total liabilities based on its operating segments.
Geographic information
The Company determines the geographic location of revenue based on the location of its customers.

	For the three months ended December 31		For the nine months ended December 31
Revenue by geography:	2018	2017	2018	2017
	$	$	$	$
Canada	147.8	107.0	238.8	179.4
United States	129.4	89.3	203.7	139.6
Rest of World	122.1	69.6	231.8	147.4
	399.3	265.9	674.3	466.4

Canada Goose Holdings Inc.	Page 12 of 33

Notes to the Condensed Consolidated Interim Financial Statements
(unaudited)
As at and for the three and nine months ended December 31, 2018 and 2017
(in millions of Canadian dollars, except share and per share amounts)

Note 5.     Earnings per share
Basic earnings per share amounts are calculated by dividing net income for the period attributable to ordinary equity holders by the weighted average number of ordinary shares outstanding during the period.
Diluted earnings per share amounts are calculated by dividing the net income attributable to ordinary equity holders by the weighted average number of ordinary shares outstanding during the period plus the weighted average number of ordinary shares, if any, that would be issued on exercise of stock options and restricted share units ("RSU") (note 15).
Certain performance-vested exit event options issued under the Company's Legacy Plan (note 15) become exercisable into subordinate voting shares upon the closing of a qualifying liquidity event or sale of shares. Such instruments are not considered dilutive until the occurrence of the event that would result in exercise and are excluded from the determination of diluted earnings per share prior to the occurrence of an exit event. The completion of the public share offering on March 21, 2017 and the secondary offering on July 5, 2017 each represent exit events, and performance-vested exit event options that became exercisable on each date are included in the calculation of diluted earnings per share from the date of the exit event that satisfies the contingent performance conditions. As of July 5, 2017, all exit event conditions have been met, and no outstanding options are subject to exit event conditions.

	For the three months ended December 31		For the nine months ended December 31
	2018	2017	2018	2017
	$	$	$	$
Net income	103.4	63.0	134.6	88.0

Weighted average number of multiple and subordinate voting shares outstanding	109,717,345	107,442,446	109,234,744	106,980,180
Weighted average number of shares on exercise of stock options and RSUs	2,012,636	4,170,340	2,519,330	4,078,797
Diluted weighted average number of multiple and subordinate voting shares outstanding	111,729,981	111,612,786	111,754,074	111,058,977
Earnings per share
Basic	$0.94	$0.59	$1.23	$0.82
Diluted	$0.93	$0.56	$1.20	$0.79

Canada Goose Holdings Inc.	Page 13 of 33

Notes to the Condensed Consolidated Interim Financial Statements
(unaudited)
As at and for the three and nine months ended December 31, 2018 and 2017
(in millions of Canadian dollars, except share and per share amounts)

Note 6.    Trade receivables

	December 31	December 31	March 31
	2018	2017	2018
	$	$	$
Trade accounts receivable	89.7	68.9	9.7
Credit card receivables	9.0	13.0	3.0
	98.7	81.9	12.7
Less: expected credit loss and sales allowances	(1.2)	(3.5)	(0.8)
Trade receivables, net	97.5	78.4	11.9
Customer deposits are received in advance from certain customers for seasonal orders and applied to reduce accounts receivable when goods are shipped. As at December 31, 2018, customer deposits of $0.9 (December 31, 2017 - $1.9, March 31, 2018 - $0.1) are included in accounts payable and accrued liabilities.
The aging of trade receivables is as follows:

	Total		Past due
		Current	< 30 days	31-60 days	> 60 days
	$	$	$	$	$
Trade accounts receivable	89.7	59.3	20.3	6.5	3.6
Credit card receivables	9.0	9.0	—	—	—
December 31, 2018	98.7	68.3	20.3	6.5	3.6

Trade accounts receivable	68.9	52.3	12.8	2.5	1.3
Credit card receivables	13.0	13.0	—	—	—
December 31, 2017	81.9	65.3	12.8	2.5	1.3

Trade accounts receivable	9.7	4.3	2.8	1.0	1.6
Credit card receivables	3.0	3.0	—	—	—
March 31, 2018	12.7	7.3	2.8	1.0	1.6
The Company has entered into an agreement with a third party who has insured the risk of loss for up to 90% of trade accounts receivables from certain designated customers subject to a total deductible of less than $0.1, to a maximum of $30.0 per year. As at December 31, 2018, accounts receivable totaling approximately $80.5 (December 31, 2017 - $58.6, March 31, 2018 - $8.1), were insured under this agreement, representing 92.6% of trade accounts receivable (December 31, 2017 - 85.1%, March 31, 2018 - 82.8%).

Canada Goose Holdings Inc.	Page 14 of 33

Notes to the Condensed Consolidated Interim Financial Statements
(unaudited)
As at and for the three and nine months ended December 31, 2018 and 2017
(in millions of Canadian dollars, except share and per share amounts)

Note 7.     Inventories

	December 31	December 31	March 31
	2018	2017	2018
	$	$	$
Raw materials	50.1	35.3	42.5
Work-in-process	14.9	7.2	8.7
Finished goods	152.8	82.3	114.2
Total inventories at the lower of cost and net realizable value	217.8	124.8	165.4
Inventories are carried at the lower of cost and net realizable value; in estimating net realizable value, the Company estimates obsolescence and product loss (“shrinkage”) incurred since the last inventory count, based on historical experience. Included in inventory as at December 31, 2018 are provisions for obsolescence and inventory shrinkage in the amount of $16.4 (December 31, 2017 - $8.7, March 31, 2018 - $13.4).
Amounts charged to cost of sales comprise the following:

	For the three months ended December 31		For the nine months ended December 31
	2018	2017	2018	2017
	$	$	$	$
Cost of goods manufactured	140.9	95.9	256.9	194.6
Depreciation and amortization	1.1	0.9	3.0	2.4
	142.0	96.8	259.9	197.0

Canada Goose Holdings Inc.	Page 15 of 33

Notes to the Condensed Consolidated Interim Financial Statements
(unaudited)
As at and for the three and nine months ended December 31, 2018 and 2017
(in millions of Canadian dollars, except share and per share amounts)

Note 8.    Property, plant and equipment
The following table presents changes in the cost and the accumulated depreciation on the Company’s property, plant and equipment:

	Plant equipment	Computer equipment	Leasehold improvements	Show displays	In progress	Furniture and fixtures	Total
Cost	$	$	$	$	$	$	$
Balance, as at March 31, 2018	12.3	4.9	41.3	5.6	0.4	11.3	75.8
Additions	4.6	0.2	9.6	2.1	7.4	5.1	29.0
Business combination (note 3)	2.1	—	0.4	—	—	—	2.5
Transfers	0.5	—	7.3	—	(7.8)	—	—
Balance as at December 31, 2018	19.5	5.1	58.6	7.7	—	16.4	107.3

Balance as at March 31, 2017	8.9	3.6	24.8	3.9	—	3.4	44.6
Additions	2.7	0.6	9.4	1.4	5.0	6.6	25.7
Transfers	—	0.1	3.8	—	(5.0)	1.1	—
Balance as at December 31, 2017	11.6	4.3	38.0	5.3	—	11.1	70.3

	Plant equipment	Computer equipment	Leasehold improvements	Show displays	In progress	Furniture and fixtures	Total
Accumulated depreciation	$	$	$	$	$	$	$
Balance as at March 31, 2018	2.4	2.2	7.2	2.5	—	1.3	15.6
Additions	1.2	0.6	4.6	1.2	—	1.9	9.5
Balance as at December 31, 2018	3.6	2.8	11.8	3.7	—	3.2	25.1

Balance as at March 31, 2017	1.3	1.3	3.9	1.2	—	0.5	8.2
Additions	0.9	0.6	2.1	0.9	—	0.5	5.0
Balance as at December 31, 2017	2.2	1.9	6.0	2.1	—	1.0	13.2

Net book value
Balance as at December 31, 2018	15.9	2.3	46.8	4.0	—	13.2	82.2
Balance as at December 31, 2017	9.4	2.4	32.0	3.2	—	10.1	57.1
Balance as at March 31, 2018	9.9	2.7	34.1	3.1	0.4	10.0	60.2

Canada Goose Holdings Inc.	Page 16 of 33

Notes to the Condensed Consolidated Interim Financial Statements
(unaudited)
As at and for the three and nine months ended December 31, 2018 and 2017
(in millions of Canadian dollars, except share and per share amounts)

Note 9.    Intangible assets
Intangible assets comprise the following:

	December 31	December 31	March 31
	2018	2017	2018
	$	$	$
Intangible assets with finite lives	35.1	21.9	23.5
Intangible assets with indefinite lives:
Brand names	115.5	113.0	113.0
Domain name	0.3	0.3	0.3
	150.9	135.2	136.8

Canada Goose Holdings Inc.	Page 17 of 33

Notes to the Condensed Consolidated Interim Financial Statements
(unaudited)
As at and for the three and nine months ended December 31, 2018 and 2017
(in millions of Canadian dollars, except share and per share amounts)

The following table presents the changes in cost and accumulated amortization of the Company’s intangible assets with finite lives:

	Intangible assets with finite lives
	ERP software	Computer software	Lease rights	Intellectual property	In progress	Customer lists	Total
Cost	$	$	$	$	$	$	$
Balance as at March 31, 2018	4.3	11.8	6.2	3.9	5.8	8.7	40.7
Additions	3.3	0.9	0.5	0.1	10.4	—	15.2
Business combination (note 3)	—	—	—	2.2	—	—	2.2
Transfers	5.2	1.0	—	1.5	(7.7)	—	—
Balance as at December 31, 2018	12.8	13.7	6.7	7.7	8.5	8.7	58.1

Balance as at March 31, 2017	4.3	9.4	3.3	0.8	2.6	8.7	29.1
Additions	—	1.8	2.6	—	3.0	—	7.4
Transfers	—	0.3	—	1.5	(1.8)	—	—
Balance as at December 31, 2017	4.3	11.5	5.9	2.3	3.8	8.7	36.5

	ERP software	Computer software	Lease rights	Intellectual property	In progress	Customer lists	Total
Accumulated amortization	$	$	$	$	$	$	$
Balance as at March 31, 2018	1.4	4.4	0.5	2.2	—	8.7	17.2
Amortization	2.6	2.0	0.5	0.7	—	—	5.8
Balance as at December 31, 2018	4.0	6.4	1.0	2.9	—	8.7	23.0

Balance as at March 31, 2017	0.9	2.3	—	0.1	—	7.2	10.5
Amortization	0.5	1.4	0.3	0.4	—	1.5	4.1
Balance as at December 31, 2017	1.4	3.7	0.3	0.5	—	8.7	14.6

Net book value
Balance as at December 31, 2018	8.8	7.3	5.7	4.8	8.5	—	35.1
Balance as at December 31, 2017	2.9	7.8	5.6	1.8	3.8	—	21.9
Balance as at March 31, 2018	2.9	7.4	5.7	1.7	5.8	—	23.5
Intellectual property consists of product development costs, Baffin acquired technology (note 3), and patents and trademarks.

Canada Goose Holdings Inc.	Page 18 of 33

Notes to the Condensed Consolidated Interim Financial Statements
(unaudited)
As at and for the three and nine months ended December 31, 2018 and 2017
(in millions of Canadian dollars, except share and per share amounts)

Note 10.    Goodwill
Goodwill arising from business combinations is as follows:

	December 31	December 31	March 31
	2018	2017	2018
	$	$	$
Opening balance	45.3	45.3	45.3
Business combination (note 3)	7.8	—	—
Goodwill	53.1	45.3	45.3
Note 11.     Accounts payable and accrued liabilities
Accounts payable and accrued liabilities consist of the following:

	December 31	December 31	March 31
	2018	2017	2018
	$	$	$
Trade payables	47.6	22.1	28.0
Accrued liabilities	45.8	43.7	46.0
Employee benefits	21.0	13.5	17.5
Other payables	23.1	16.8	18.1
Accounts payable and accrued liabilities	137.5	96.1	109.6
Note 12.    Provisions
Provisions consist primarily of amounts recorded with respect to customer warranty obligations, terminations of sales agents and distributors, sales returns, and asset retirement obligations.
The provision for warranty claims represents the present value of management's best estimate of the future outflow of economic resources that will be required under the Company's obligations for warranties under sale of goods, which may include repair or replacement of previously sold products. The estimate has been made on the basis of historical warranty trends and may vary as a result of new materials, altered manufacturing processes or other events affecting product quality and production.
The sales contract provision relates to management’s estimated cost of the departure of certain third-party dealers and distributors.
Sales returns relate primarily to goods sold through the Direct-to-Consumer sales channel which have a limited right of return (typically within 30 days), or exchange only, in certain jurisdictions. The return period is extended during the holiday shopping period to accommodate a higher volume of activity and purchases given as gifts. The balance as at December 31, 2018 and 2017 relates to seasonal Direct-to-Consumer sales over the holiday selling season.

Canada Goose Holdings Inc.	Page 19 of 33

Notes to the Condensed Consolidated Interim Financial Statements
(unaudited)
As at and for the three and nine months ended December 31, 2018 and 2017
(in millions of Canadian dollars, except share and per share amounts)

Provisions are classified as current and non-current liabilities based on management's expectations of the timing of settlement, as follows:

	Warranty	Sales Contracts	Sales Returns	Other	Total
	$	$	$	$	$
Current provisions	2.0	—	13.2	—	15.2
Non-current provisions	8.7	3.0	—	2.0	13.7
December 31, 2018	10.7	3.0	13.2	2.0	28.9

Current provisions	2.7	—	13.1	—	15.8
Non-current provisions	6.8	3.0	—	1.5	11.3
December 31, 2017	9.5	3.0	13.1	1.5	27.1

Current provisions	3.0	—	3.3	—	6.3
Non-current provisions	6.3	3.0	—	1.5	10.8
March 31, 2018	9.3	3.0	3.3	1.5	17.1
Note 13.     Long-term debt
Revolving facility
The Company has an agreement with a syndicate of lenders for a senior secured asset-based revolving facility in the amount of $200.0 with an increase in commitments to $250.0 during the peak season (June 1 – November 30), a revolving credit commitment comprising a letter of credit commitment in the amount of $25.0, with a $5.0 sub-commitment for letters of credit issued in a currency other than Canadian dollars, U.S. Dollars or Euros, and a swingline commitment for $25.0. The revolving facility matures on June 3, 2021. Amounts under the revolving facility can be drawn in Canadian dollars, U.S. dollars, Euros or other currencies. Amounts owing under the revolving facility may be borrowed, repaid and re-borrowed for general corporate purposes.
The revolving facility has multiple interest rate charge options that are based on the Canadian prime rate, Banker's Acceptance rate, the lenders' Alternate Base Rate, European Base Rate, LIBOR rate, or EURIBOR rate plus an applicable margin, with interest payable quarterly. The Company has pledged substantially all of its assets as collateral for the revolving facility. The revolving facility contains financial and non-financial covenants which could impact the Company’s ability to draw funds. As at and during the fiscal periods ended December 31, 2018 and 2017 and March 31, 2018, the Company was in compliance with all covenants.
As at December 31, 2018 and 2017 and March 31, 2018, the Company had repaid all amounts owing on the revolving facility and related deferred financing charges in the amounts of $1.3, $1.8 and $1.7, respectively, were included in other long-term liabilities. The Company has unused borrowing capacity available under the revolving facility of $198.8 as at December 31, 2018 (December 31, 2017 - $195.3, March 31, 2018 - $97.8).
As at December 31, 2018, the Company had letters of credit outstanding under the revolving facility of $1.2 (December 31, 2017 - $0.6, March 31, 2018 - $0.6).

Canada Goose Holdings Inc.	Page 20 of 33

Notes to the Condensed Consolidated Interim Financial Statements
(unaudited)
As at and for the three and nine months ended December 31, 2018 and 2017
(in millions of Canadian dollars, except share and per share amounts)

Term loan
The Company has a senior secured loan agreement with a syndicate of lenders that is secured on a split collateral basis alongside the revolving facility, with an aggregate principal amount owing of $155.1 (US$113.8). The term loan bears interest at a rate of LIBOR plus an applicable margin of 4.00% payable quarterly or at the end of the then current interest period (whichever is earlier) in arrears, provided that LIBOR may not be less than 1.00%. The term loan matures on December 2, 2021. Amounts owing under the term loan may be repaid at any time without premium or penalty, but once repaid may not be reborrowed. The Company has pledged substantially all of its assets as collateral for the term loan. The term loan contains non-financial covenants which could impact the Company's ability to draw funds. As at and during the fiscal periods ended December 31, 2018 and 2017 and March 31, 2018, the Company was in compliance with all covenants.
As the term loan is denominated in U.S. dollars, the Company remeasures the outstanding balance plus accrued interest at each balance sheet date.
The amount outstanding with respect to the term loan is as follows:

	December 31	December 31	March 31
	2018	2017	2018
	$	$	$
Term loan	155.1	142.7	146.6
Less unamortized portion of:
Original issue discount	(2.7)	(3.3)	(3.1)
Deferred financing fees	(1.0)	(1.4)	(1.2)
Embedded derivative	(0.5)	(0.7)	(0.7)
Revaluation for interest rate modification	(3.8)	(4.7)	(4.5)
	147.1	132.6	137.1
The Company recognized the fair value of the embedded derivative liability related to the interest rate floor at the inception of the term loan. The related derivative liability is remeasured at each reporting period and is included in other long-term liabilities.
On March 21, 2017, the Company prepaid $65.0 (US$48.8) of the outstanding principal balance of the term loan. After the prepayment, the applicable margin decreased from 5.00% to 4.00%, which gave rise to a decrease in the fair value of the term loan that is being amortized over the remaining term.
Hedging transactions on term loan
On October 18, 2017, the Company entered into derivative transactions to hedge a portion of its exposure to foreign currency exchange risk and interest rate risk related to its term loan liability denominated in U.S. dollars.
The Company entered into a long-dated forward exchange contract to buy $75.0, or $59.4 in equivalent U.S. dollars as measured on the trade date, to fix the foreign exchange risk on term loan borrowings over the term to maturity (December 2, 2021). Unrealized gains and losses in the fair value of the forward contract are recognized in selling, general and administrative expenses in the statement of income.

Canada Goose Holdings Inc.	Page 21 of 33

Notes to the Condensed Consolidated Interim Financial Statements
(unaudited)
As at and for the three and nine months ended December 31, 2018 and 2017
(in millions of Canadian dollars, except share and per share amounts)

The Company also entered into a cross-currency swap by selling $50.0, or $40.0 in equivalent U.S. dollars floating rate debt bearing interest at LIBOR plus 4.00% as measured on the trade date, and receiving $50.0 fixed rate debt bearing interest at a rate of 5.80%. This cross-currency swap has been designated at inception and is accounted for as a cash flow hedge, and to the extent that the hedge is effective, unrealized gains and losses are included in other comprehensive income until reclassified to the statement of income as the hedged interest payments and principal repayments (or periodic remeasurements) impact net income.
Concurrently, the Company entered into a second cross-currency swap by selling the $50.0 fixed rate debt bearing interest at a rate of 5.80% and receiving $50.0, or €34.0 in equivalent Euro-denominated fixed rate debt bearing interest at a rate of 3.84%. This cross-currency swap has been designated and is accounted for as a hedge of the net investment in its European subsidiary. Hedges of net investments are accounted for similarly to cash flow hedges, with unrealized gains and losses included in other comprehensive income. Amounts included in other comprehensive income are reclassified to net income in the period when the foreign operation is disposed of or sold.
Net interest and other finance costs
Net interest and other finance costs consist of the following:

	For the three months ended December 31		For the nine months ended December 31
	2018	2017	2018	2017
	$	$	$	$
Interest expense
Revolving facility	0.8	0.6	2.3	2.1
Term loan	3.0	2.7	8.7	7.8
Standby fees	0.1	0.1	0.3	0.2
Interest expense and other financing costs	3.9	3.4	11.3	10.1
Interest income	—	—	(0.2)	—
	3.9	3.4	11.1	10.1
Note 14.     Shareholders' equity
The authorized and issued share capital of the Company are as follows:
Authorized
The authorized share capital of the Company consists of an unlimited number of subordinate voting shares without par value, an unlimited number of multiple voting shares without par value, and an unlimited number of preferred shares without par value, issuable in series.

Canada Goose Holdings Inc.	Page 22 of 33

Notes to the Condensed Consolidated Interim Financial Statements
(unaudited)
As at and for the three and nine months ended December 31, 2018 and 2017
(in millions of Canadian dollars, except share and per share amounts)

Issued
Multiple voting shares - Holders of the multiple voting shares are entitled to 10 votes per multiple voting share. Multiple voting shares are convertible at any time at the option of the holder into one subordinate voting share. The multiple voting shares will automatically be converted into subordinate voting shares when they cease to be owned by one of the principal shareholders. In addition, the multiple voting shares of either of the principal shareholders will automatically be converted to subordinate voting shares at such time as the beneficial ownership of that shareholder falls below 15% of the outstanding subordinate voting shares and multiple voting shares outstanding, or additionally, in the case of DTR, when the President and Chief Executive Officer no longer serves as a director of the Company or in a senior management position.
Subordinate voting shares - Holders of the subordinate voting shares are entitled to one vote per subordinate voting share.
The rights of the subordinate voting shares and the multiple voting shares are substantially identical, except for voting and conversion. Subject to the prior rights of any preferred shares, the holders of subordinate and multiple voting shares participate equally in any dividends declared and share equally in any distribution of assets on liquidation, dissolution, or winding up.
Secondary offerings
On November 26, 2018, the Company completed a secondary offering of 10,000,000 subordinate voting shares sold by the principal shareholders and a member of the Board of Directors. The Company received no proceeds from the sale of shares.
In connection with the secondary offering:

a)	The principal shareholders converted 9,990,000 multiple voting shares into subordinate voting shares, which were then sold to the public.

b)	A member of the Board of Directors sold 10,000 subordinate voting shares.

c)
The Company incurred transaction costs for the secondary offering in the amount of $0.6 in the three and nine months ended December 31, 2018 that are included in selling, general and administrative expenses.

On June 21, 2018, the Company completed a secondary offering of 10,000,000 subordinate voting shares sold by the principal shareholders and certain members of management. The Company received no proceeds from the sale of shares.
In connection with the secondary offering:

a)	The principal shareholders converted 9,900,000 multiple voting shares into subordinate voting shares, which were then sold to the public.

b)	One member of management exercised stock options to purchase 100,000 subordinate voting shares, which were then sold to the public.

c)	The Company incurred transaction costs for the secondary offering in the amount of $1.2 in the nine months ended December 31, 2018 that are included in selling, general and administrative expenses.

Canada Goose Holdings Inc.	Page 23 of 33

Notes to the Condensed Consolidated Interim Financial Statements
(unaudited)
As at and for the three and nine months ended December 31, 2018 and 2017
(in millions of Canadian dollars, except share and per share amounts)

The transactions affecting the issued and outstanding share capital of the Company are described below:

	Multiple voting shares		Subordinate voting shares		Total
	Number	$	Number	$	Number	$
Balance, as at March 31, 2018	70,894,076	1.9	37,497,549	104.2	108,391,625	106.1
Issuance of subordinate voting shares in business combination (note 3)	—	—	16,946	1.5	16,946	1.5
Convert multiple voting shares to subordinate voting shares	(19,890,000)	(0.5)	19,890,000	0.5	—	—
Exercise of stock options	—	—	1,433,046	3.8	1,433,046	3.8
Balance, as at December 31, 2018	51,004,076	1.4	58,837,541	110.0	109,841,617	111.4

	Multiple voting shares		Subordinate voting shares		Total
	Number	$	Number	$	Number	$
Balance, as at March 31, 2017	83,308,154	2.2	23,088,883	101.1	106,397,037	103.3
Convert multiple voting shares to subordinate voting shares	(12,414,078)	(0.3)	12,414,078	0.3	—	—
Exercise of stock options	—	—	1,340,676	1.6	1,340,676	1.6
Balance, as at December 31, 2017	70,894,076	1.9	36,843,637	103.0	107,737,713	104.9
Note 15.    Share-based payments
The Company has issued stock options to purchase subordinate voting shares under its incentive plans, prior to the public share offering on March 21, 2017, the Legacy Plan, and subsequently, the Omnibus Plan. All options are issued at an exercise price that is not less than market value at the time of grant and expire ten years after the grant date.
Legacy Plan
Under the terms of the Legacy Plan, options were granted to certain executives of the Company which are exercisable to purchase subordinate voting shares. The options vest contingent upon meeting the service, performance goals and exit event conditions of the Legacy Plan.

a)	Service-vested options
Service-vested options are subject to the executive’s continuing employment and generally are scheduled to vest 40% on the second anniversary of the date of grant, 20% on the third anniversary, 20% on the fourth anniversary and 20% on the fifth anniversary.

b)	Performance-vested and exit event options
Performance-vested options that are tied to an exit event become eligible to vest pro rata on the same schedule as service-vested options, but do not vest until the exit event has occurred. An exit event is triggered based on a target realized rate of return on invested capital. Other performance-vested options vest based on measurable performance targets

Canada Goose Holdings Inc.	Page 24 of 33

Notes to the Condensed Consolidated Interim Financial Statements
(unaudited)
As at and for the three and nine months ended December 31, 2018 and 2017
(in millions of Canadian dollars, except share and per share amounts)

that do not involve an exit event. Performance-vested options are subject to the executive’s continued employment.
On each vesting date, service-vested options vest, and performance-vested exit event options become eligible to vest upon the occurrence of an exit event. The completion of the public share offering on March 21, 2017 and the secondary offering on July 5, 2017 each represent exit events such that options that were eligible to vest became vested. As of July 5, 2017, all exit event conditions have been met, and no outstanding options are subject to exit event conditions. No options will be issued under the Legacy Plan subsequent to the public share offering.
Omnibus Plan
Under the terms of the Omnibus Plan, options are granted to certain employees of the Company which are exercisable to purchase subordinate voting shares. The options vest over four years contingent upon meeting the service conditions of the Omnibus Plan, 25% on each anniversary of the date of grant.
Stock option transactions are as follows:

	For the nine months ended December 31
	2018		2017
	Weighted average exercise price	Number of shares	Weighted average exercise price	Number of shares
Options outstanding, beginning of period	$4.71	3,647,571	$1.63	5,810,777
Options granted to purchase shares	$83.53	229,181	$29.68	340,765
Options exercised	$1.78	(1,433,046)	$0.44	(1,340,676)
Options cancelled	$7.99	(136,235)	$2.48	(420,564)
Options outstanding, end of period	$14.16	2,307,471	$4.08	4,390,302

Canada Goose Holdings Inc.	Page 25 of 33

Notes to the Condensed Consolidated Interim Financial Statements
(unaudited)
As at and for the three and nine months ended December 31, 2018 and 2017
(in millions of Canadian dollars, except share and per share amounts)

The following table summarizes information about stock options outstanding and exercisable at December 31, 2018:

	Options Outstanding		Options Exercisable
Exercise price	Number	Weighted average remaining life in years	Number	Weighted average remaining life in years
$0.02	606,589	5.3	583,762	5.3
$0.25	74,322	5.7	29,877	5.7
$1.79	388,235	6.2	77,116	6.2
$4.62	565,275	7.1	114,219	7.2
$8.94	133,332	8.1	—	—
$23.64	54,551	8.6	10,644	8.6
$30.73	198,943	8.4	45,893	8.4
$31.79	51,454	8.9	21,769	8.9
$41.50	12,128	9.1	—	—
$83.53	222,642	9.5	—	—
	2,307,471	6.9	883,280	5.9

Restricted share units
On July 5, 2018, the Company granted 10,650 RSUs, under the Omnibus Plan, to an employee of the Company. The RSUs are treated as equity instruments for accounting purposes. We expect that vested RSUs will be paid at settlement through the issuance of one subordinate voting share per RSU. The RSUs vest over a period of three years, a third on each anniversary of the date of grant. Fair value is determined based on the market value of the shares at the time of grant.
Subordinate voting shares, to a maximum of 10,435,978 shares, have been reserved for issuance under equity incentive plans to select employees of the Company, with vesting contingent upon meeting the service, performance goals and other conditions of the Plan.
Accounting for share-based awards
In the three and nine months ended December 31, 2018, the Company recorded $1.1 and $2.7, respectively, as contributed surplus and compensation expense for the vesting of stock options and RSUs (three and nine months ended December 31, 2017 - $0.6 and $1.4, respectively). Share-based compensation expense is included in selling, general and administrative expenses.

Canada Goose Holdings Inc.	Page 26 of 33

Notes to the Condensed Consolidated Interim Financial Statements
(unaudited)
As at and for the three and nine months ended December 31, 2018 and 2017
(in millions of Canadian dollars, except share and per share amounts)

The assumptions used to measure the fair value of options granted under the Black-Scholes option pricing model at the grant date were as follows:

	For the nine months ended December 31
	2018	2017
Weighted average stock price valuation	$83.53	$28.72
Weighted average exercise price	$83.53	$28.72
Risk-free interest rate	1.83%	1.18%
Expected life in years	5	5
Expected dividend yield	— %	—%
Volatility	40%	40%
Weighted average fair value of options issued	$33.20	$8.77
Note 16.    Leases
Rent expense comprises the following:

	For the three months ended December 31		For the nine months ended December 31
	2018	2017	2018	2017
	$	$	$	$
Lease expense	6.2	4.4	16.9	12.3
Contingent rent	4.2	1.7	5.5	2.0
	10.4	6.1	22.4	14.3
Deferred rent in the amount of $7.5 (December 31, 2017 - $3.9, March 31, 2018 - $4.3) is included in other long-term liabilities.
Note 17.    Related party transactions
The Company enters into transactions from time to time with its principal shareholders and organizations affiliated with members of its Board of Directors by incurring expenses for business services. During the three and nine months ended December 31, 2018, the Company incurred expenses with related parties of $0.5 and $0.9, respectively (three and nine months ended December 31, 2017 - $0.8 and $1.1, respectively) to companies related to certain shareholders. Balances owing to related parties as at December 31, 2018 were $0.3 (December 31, 2017 - $0.5).

The Company has incurred expenses for lease of premises and other operating costs payable to entities affiliated with the controlling shareholder of Baffin Inc. totalling $0.2 in the three and nine months ended December 31, 2018. Under the terms of the purchase, the Company agreed to acquire the inventories in transit at the time of the acquisition when received. Purchases of inventories in the three and nine months ended December 31, 2018 amounted to $1.3. Related amounts owing to Baffin entities as at December 31, 2018 were $0.4. The amount payable to the controlling shareholder of Baffin Inc. that will be charged to expense as compensation in connection with the acquisition of Baffin is a related party transaction (note 3).

Canada Goose Holdings Inc.	Page 27 of 33

Notes to the Condensed Consolidated Interim Financial Statements
(unaudited)
As at and for the three and nine months ended December 31, 2018 and 2017
(in millions of Canadian dollars, except share and per share amounts)

Note 18.    Financial instruments and fair value
Management assessed that the fair values of cash, trade receivables, and accounts payable and accrued liabilities approximate their carrying amounts largely due to the short-term maturities of these instruments.
Derivative Financial Instruments
Foreign exchange risk in operating cash flows
The Company’s consolidated financial statements are expressed in Canadian dollars, but a substantial portion of the Company’s revenues, purchases and expenses are denominated in other currencies, principally U.S. dollars, Euros, Pounds Sterling, and Swiss Francs. The Company has entered into forward foreign exchange contracts to reduce the foreign exchange risk associated with revenues, purchases, and expenses denominated in these currencies. Beginning in fiscal 2017, certain forward foreign exchange contracts were designated at inception and accounted for as cash flow hedges with respect to expected activity in the 2018 fiscal year. The operating hedge program for the fiscal year ending March 31, 2019 was initiated during the fourth quarter of the 2018 fiscal year.
During the three and nine months ended December 31, 2018, unrealized losses in the fair value of derivatives designated as cash flow hedges in the amounts of $1.8 and $1.6, respectively (net of tax recovery of $0.5 and $0.5) have been recorded in other comprehensive income (three and nine months ended December 31, 2017 - unrealized losses and gains of $0.8 and $0.1, respectively, net of tax recovery of $0.3 and tax expense of less than $0.1). During the three and nine months ended December 31, 2018, unrealized losses and gains of $0.3 and $2.9, respectively (three and nine months ended December 31, 2017 - unrealized losses of $0.5 and $0.4, respectively) on forward exchange contracts that are not treated as hedges has been recognized in selling, general and administrative expenses in the statement of income. During the three and nine months ended December 31, 2018, gains of $1.8 and $2.7, respectively, were reclassified from other comprehensive income to selling, general and administrative expenses (three and nine months ended December 31, 2017 - gains of $0.6 and $0.7, respectively). During the three and nine months ended December 31, 2018, losses of $2.3 and $3.8, respectively, were recorded in revenue and gains of $0.4 and $0.4, respectively, were recorded in inventories.
Foreign currency forward exchange contracts outstanding as at December 31, 2018 related to operating cash flows are:

(in millions)	Contract Amount		Primary Currency
Forward exchange contract to purchase currency	CHF	2.3	Swiss francs
	US$	22.3	U.S. dollars
		€5.5	Euros

Forward exchange contract to sell currency	US$	35.0	U.S. dollars
		€5.2	Euros
		£5.1	Pounds sterling

Canada Goose Holdings Inc.	Page 28 of 33

Notes to the Condensed Consolidated Interim Financial Statements
(unaudited)
As at and for the three and nine months ended December 31, 2018 and 2017
(in millions of Canadian dollars, except share and per share amounts)

Revenues and expenses of all foreign operations are translated into Canadian dollars at the foreign currency exchange rates that approximate the rates in effect at the dates when such items are recognized. Appreciating foreign currencies relative to the Canadian dollar, to the extent they are not hedged, will positively impact operating income and net income, while depreciating foreign currencies relative to the Canadian dollar will have the opposite impact.
Foreign exchange risk on long-term debt
On October 18, 2017, the Company entered into derivative transactions to hedge a portion of its exposure to foreign currency exchange risk related to its term loan liability denominated in U.S. dollars (note 13).
During the three and nine months ended December 31, 2018, unrealized gains of $4.1 and $4.2, respectively, in the fair value of the long-dated forward exchange contract related to a portion of the term loan balance have been recognized in selling, general and administrative expenses in the statement of income (three and nine months ended December 31, 2017 - unrealized losses of $0.6). During the three and nine months ended December 31, 2018, unrealized gains of $2.3 and $0.6, respectively (net of tax expense of $0.3 and less than $0.1, respectively) on the cross-currency swap that is designated as a cash flow hedge have been recorded in other comprehensive income (three and nine months ended December 31, 2017 - unrealized gains of $0.3, net of tax expense of $0.1). During the three and nine months ended December 31, 2018, unrealized losses of $2.9 and $0.5, respectively were reclassified from other comprehensive income to selling, general and administrative expenses (three and nine months ended December 31, 2017 - unrealized gains of $0.1).
During the three and nine months ended December 31, 2018, the Company has recognized in other comprehensive income unrealized losses and gains of $1.1 and $1.5, respectively (net of tax recovery and expense of $0.4 and $0.5, respectively) in the fair value of the Euro-denominated cross-currency swap that is designated as a hedge of the Company's net investment in its European subsidiary (three and nine months ended December 31, 2017 - unrealized losses of $1.2, net of tax recovery of $0.4).

Canada Goose Holdings Inc.	Page 29 of 33

Notes to the Condensed Consolidated Interim Financial Statements
(unaudited)
As at and for the three and nine months ended December 31, 2018 and 2017
(in millions of Canadian dollars, except share and per share amounts)

Fair Value
The following table presents the fair values and fair value hierarchy of the Company’s financial instruments and excludes financial instruments carried at amortized cost that are short-term in nature:

	December 31, 2018
	Level 1	Level 2	Level 3	Carrying value	Fair Value
	$	$	$	$	$
Financial assets
Cash	102.3	—	—	102.3	102.3
Derivatives included in other current assets	—	4.3	—	4.3	4.3
Derivatives included in other long-term assets	—	9.1	—	9.1	9.1
Financial liabilities
Derivatives included in accounts payable and accrued liabilities	—	3.9	—	3.9	3.9
Derivatives included in other long-term liabilities	—	4.9	—	4.9	4.9
Revolving facility	—	—	—	—	—
Term loan	—	—	147.1	147.1	155.1

	December 31, 2017
	Level 1	Level 2	Level 3	Carrying value	Fair Value
	$	$	$	$	$
Financial assets
Cash	62.1	—	—	62.1	62.1
Derivatives included in other current assets	—	2.5	—	2.5	2.5
Derivatives included in other long-term assets	—	0.5	—	0.5	0.5
Financial liabilities
Derivatives included in accounts payable and accrued liabilities	—	1.7	—	1.7	1.7
Derivatives included in other long-term liabilities	—	3.6	—	3.6	3.6
Revolving facility	—	—	—	—	—
Term loan	—	—	132.6	132.6	142.7

Canada Goose Holdings Inc.	Page 30 of 33

Notes to the Condensed Consolidated Interim Financial Statements
(unaudited)
As at and for the three and nine months ended December 31, 2018 and 2017
(in millions of Canadian dollars, except share and per share amounts)

	March 31, 2018
	Level 1	Level 2	Level 3	Carrying value	Fair Value
	$	$	$	$	$
Financial assets
Cash	95.3	—	—	95.3	95.3
Derivatives included in other current assets	—	2.8	—	2.8	2.8
Derivatives included in other long-term assets	—	2.1	—	2.1	2.1
Financial liabilities
Derivatives included in accounts payable and accrued liabilities	—	4.2	—	4.2	4.2
Derivatives included in other long-term liabilities	—	6.1	—	6.1	6.1
Revolving facility	—	—	—	—	—
Term loan	—	—	137.1	137.1	146.6
There were no transfers between the levels of the fair value hierarchy.
Note 19.    Commitments and contingencies
The following table summarizes the amount of contractual undiscounted future cash flow requirements as at December 31, 2018:

Contractual obligations	Q4 2019	FY 2020	FY 2021	FY 2022	FY 2023	FY 2024	Thereafter	Total
	$	$	$	$	$	$	$	$
Accounts payable and accrued liabilities	137.5	—	—	—	—	—	—	137.5
Revolving facility	—	—	—	—	—	—	—	—
Term loan	—	—	—	155.1	—	—	—	155.1
Interest commitments relating to long-term debt (1)	2.6	10.1	10.1	6.7	—	—	—	29.5
Operating leases	6.1	31.3	35.3	34.0	26.3	24.0	76.3	233.3
Pension obligation	—	—	—	—	—	—	1.5	1.5

(1)	Interest commitments are calculated based on the loan balance and the interest rate payable on the term loan of 6.52% as at December 31, 2018.

Canada Goose Holdings Inc.	Page 31 of 33

Notes to the Condensed Consolidated Interim Financial Statements
(unaudited)
As at and for the three and nine months ended December 31, 2018 and 2017
(in millions of Canadian dollars, except share and per share amounts)

Note 20.    Selected cash flow information
Cash and cash equivalents
Cash and cash equivalents consist of the following:

	December 31	December 31	March 31
	2018	2017	2018
	$	$	$
Cash	102.3	62.1	86.3
Cash equivalents	—	—	9.0
	102.3	62.1	95.3
Changes in non-cash operating items

	For the three months ended December 31		For the nine months ended December 31
	2018	2017	2018	2017
	$	$	$	$
Trade receivables	30.0	21.2	(72.8)	(69.7)
Inventories	25.1	29.6	(36.5)	0.6
Other current assets	(2.3)	(6.4)	(3.5)	(1.2)
Accounts payable and accrued liabilities	38.8	31.8	10.2	31.6
Provisions	10.1	9.9	11.9	11.5
Deferred rent	1.6	1.5	3.1	1.8
Other	1.2	0.7	0.7	1.0
Change in non-cash operating items	104.5	88.3	(86.9)	(24.4)

Canada Goose Holdings Inc.	Page 32 of 33

Notes to the Condensed Consolidated Interim Financial Statements
(unaudited)
As at and for the three and nine months ended December 31, 2018 and 2017
(in millions of Canadian dollars, except share and per share amounts)

Changes in liabilities and equity arising from financing activities

	Revolving facility	Term loan	Share capital
	$	$	$
Balance as at March 31, 2018 (1)	(1.7)	137.1	106.1
Cash flows:
Exercise of stock options	—	—	2.5

Non-cash items:
Issuance of shares in business combination (note 3)	—	—	1.5
Amortization of debt costs
Discount	—	0.6	—
Embedded derivative	—	0.1	—
Interest rate modification	—	0.9	—
Deferred financing costs	0.4	0.3	—
Unrealized foreign exchange loss	—	8.1	—
Contributed surplus on exercise of stock options	—	—	1.3
Balance as at December 31, 2018 (1)	(1.3)	147.1	111.4
(1) Deferred financing charges on the revolving facility are included in other long-term liabilities.

	Revolving facility	Term loan	Share capital
	$	$	$
Balance as at March 31, 2017	6.6	139.4	103.3
Cash flows:
Repayment on revolving facility	(8.9)	—	—
Deferred financing fees on term loan	—	(0.4)	—
Exercise of stock options	—	—	0.6

Non-cash items:
Amortization of debt costs
Discount	—	0.6	—
Embedded derivative	—	0.2	—
Interest rate modification	—	0.9	—
Deferred financing costs	0.5	0.2	—
Unrealized foreign exchange gain	—	(8.3)	—
Contributed surplus on exercise of stock options	—	—	1.0
Balance as at December 31, 2017 (1)	(1.8)	132.6	104.9
(1) Deferred financing charges on the revolving facility are included in other long-term liabilities.

Canada Goose Holdings Inc.	Page 33 of 33